                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                    Alphanet Solutions, Inc.
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                                                   (Name of Issuer)

                                         Common Stock, $.01 par value
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                                            (Title of Class of Securities)

                                                      020787 10 7
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                                                    (CUSIP NUMBER)

                                             Fallen Angel Equity Fund, L.P.
                                             c/o Fallen Angel Capital, LLC
                                             960 Holmdel Road
                                             Holmdel, New Jersey  07733


                                 (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                                  - with copies to -


                                             Michael G. Tannenbaum, Esq.
                               Newman Tannenbaum Helpern Syracuse & Hirschtritt
                                            900 Third Avenue - 13th Floor
                                               New York, New York 10022
                                                    (212) 508-6700

                                                  May 3, 1999
                                            (Date of event which requires
                                              filing of this statement)
                                                 CUSIP No. 020787 10 7

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                    Page 1 of 8 Pages

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 ------------------------                             ------------------------
| CUSIP NO. 020787 10 7  |           13D             |  Page 2 of 8           |
 ------------------------                             ------------------------


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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Fallen Angel Equity Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
           WC
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware, USA
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        346,000
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        346,000
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          346,000 shares of Common Stock
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                              Page 2 of 8 Pages

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.54% of Common Stock
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   14     TYPE OF REPORTING PERSON
          PN
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                               Page 3 of 8 Pages

CUSIP No. 566323309                                  SCHEDULE 13D



Item 1.  Security and Issuer.

Security Acquired: Common Stock, $.01 par value

Issuer:           AlphaNet Solutions, Inc. (the "Issuer")
                  7 Ridgedale Avenue
                  Cedar Knolls, N.J. 07927


Item 2.  Identity and Background.

          Fallen Angel Equity Fund, L.P. (the "Partnership") is a Delaware limited partnership. The Partnership invests in, holds, sells, trades, on margin or otherwise, and otherwise deals in securities and other intangible investment instruments, consisting principally, but not solely, of stocks, bonds, notes, bills, derivatives and other securities and instruments that are traded in public markets. The Partnership is located at c/o Fallen Angel Capital, LLC, 960 Holmdel Road, Holmdel, New Jersey 07733. The general partner of the Partnership is Fallen Angel Capital, LLC (the "General Partner"). The Partnership has not been convicted in a criminal proceeding during the last five (5) years. The Partnership is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The General Partner is located at 960 Holmdel Road, Holmdel, New Jersey 07733. The manager of the General Partner is Barry Goldsmith. The business address of Mr. Goldsmith is 960 Holmdel Road, Holmdel, New Jersey 07733. The General Partner and Mr. Goldsmith have not been convicted in a criminal proceeding during the last five (5) years. The General Partner and Mr. Goldsmith are not, and during the past five (5) years were not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Ira Cohen, a member of the General Partner, has been nominated for election as a director of the Issuer at the Issuer's annual meeting which is currently scheduled for May 20, 1999.

Item 3.  Source and Amount of Funds or Other Consideration.

          The Partnership acquired the common stock of the Issuer through the working capital of the Partnership. Mr. Goldsmith does not directly own any shares of the Issuer.

                                                 Page 4 of 8 Pages

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Item 4   Purpose of Transaction

          The purpose of the transactions reported by this Schedule 13D was and is investment in the securities of the Issuer. The Partnership seeks to generate returns by investing in public companies in the information technology industry that have "fallen from favor". The Partnership identifies companies with undervalued securities and acquires significant minority stakes in them. The
Partnership continues to believe that the shares of the Issuer remain undervalued at the time of this filing. The Partnership intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to it, the Partnership may purchase, directly or indirectly, additional shares of the Issuer's stock or dispose of some or all of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. While the Partnership has no present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, the Partnership may communicate with shareholders and various parties including the management and the board of directors of the Issuer concerning the possible ways to increase shareholder value. Other than as described above, neither the Partnership nor Mr. Goldsmith have plans or proposals which would result in any of the following:

a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.        an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

e. any material change in the present capitalization or dividend policy of the Issuer;

f. any other material change in the Issuer's business or corporate structure;

g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                                                 Page 5 of 8 Pages

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j.        any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

          (a) - (b) As of the date of this Schedule 13D, the Partnership owns 346,000 shares of the Issuer's common stock, representing in the aggregate approximately 5.54% of the Issuer's 6,245,610 shares outstanding as of February 26, 1999 (based upon information obtained from the Issuer's latest 10-K).

          (c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all shares by the Partnership within the last 60 days, including the price per Share and the means by which such purchase or sale was effected.



Identity          Date                     Amount of Securities               Price/Share       Type

Partnership       3/08/99                   15,000                              $3.93            open-market
                                                                                                 purchase

Partnership       3/08/99                    1,500                              $3.87            open-market
                                                                                                 purchase

Partnership       3/09/99                   15,000                              $4.00            open-market
                                                                                                 purchase

Partnership       3/10/99                    1,500                              $4.25            open-market
                                                                                                 purchase

Partnership       3/11/99                    3,500                              $4.37            open-market
                                                                                                 purchase

Partnership       3/12/99                   10,000                              $4.37            open-market
                                                                                                 purchase

Partnership       3/15/99                    6,500                              $4.37            open-market
                                                                                                 purchase

Partnership       3/16/99                    3,000                              $4.37            open-market
                                                                                                 purchase

Partnership       3/17/99                    2,000                              $4.37            open-market
                                                                                                 purchase

Partnership       3/18/99                    2,000                              $4.37            open-market
                                                                                                 purchase

Partnership       3/19/99                    8,000                              $4.37            open-market
                                                                                                 purchase

                                                 Page 6 of 8 Pages



Partnership       4/23/99                    1,000                              $4.18            open-market
                                                                                                 purchase

Partnership       4/26/99                    5,400                              $4.21            open-market
                                                                                                 purchase

Partnership       4/27/99                    1,500                              $4.16            open-market
                                                                                                 purchase

Partnership       4/28/99                    3,100                              $4.16            open-market
                                                                                                 purchase

Partnership       5/03/99                   35,000                              $4.41            open-market
                                                                                                 purchase


(d)      Not applicable.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.  Material to be Filed as Exhibits

                  Not Applicable.


                                                 Page 7 of 8 Pages

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Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 1999

--------------------------------------------------------------------------------

Signature



/s/ Barry Goldsmith
--------------------------------------------------------------------------------

Name/Title

Barry Goldsmith, Manager, Fallen Angel Capital, LLC, General Partner of the Partnership



                                                 Page 8 of 8 Pages